

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a



30 April 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **20 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Quarterly Report for the period
ending 31 March 2003

Yours faithfully

M P WRIGHT
Executive Director

dlw 6/4



Herald Resources Limited

QUARTERLY REPORT
FOR THE PERIOD ENDING 31 MARCH 2003

CURRENT PROJECTS & HIGHLIGHTS

- **GOLD**
  Coolgardie
  - Gold production continues to ramp up
  - Exploration results continue to impress

  Meluak
  - Discovery of potential new gold field

- **BASE METALS**
  Dairi
  - Pre-feasibility study nears completion based on Anjing Hitam deposit
  - Additional resources of 8Mt estimated at Lae Jehe deposit

- **CORPORATE**
  Finance & Hedging
  - $3.5M cash generated from sale of gold call options in February 2003
  - $0.2M profit reported for half year to 31 December 2003

CORPORATE DIRECTORY

Registered and Head Office
Level 3/50 Colin Street
WEST PERTH WA 6005
Tel: (61 8) 9322 2788

Fax: (61 8) 9481 1669
Email: hrl@herald.net.au
Investor Relations: michael.wright@herald.net.au

Share Registry
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Tel: (61 8) 9315 0933

Directors
T M Allen
G J Hutton, BSc (Hons) FAusIMM
M P Wright, BBus

Managing Director
T M Allen

Company Secretary/Executive Director
M P Wright

www.herald.net.au



GOLD

COOLGARDIE GOLD PROJECT (CGP)
(Herald 50%)


WESTERN
AUSTRALIA
PERTH
COOLGARDIE

PRODUCTION

Summary

- Gold production for the quarter was 7,915 oz of gold
- The plant milled 267,141 tonnes of ore, comprising 88,928 tonnes of CGP ore and 178,213 tonnes of customer toll treatment ore
- Development continued at the Empress mine and drilling at Empress produced encouraging results

Mining

Mine production was 162,618 tonnes at 2.20 g Au/t.

Milling	March 2003 Quarter	December 2002 Quarter
CGP Ore Milled	88,928 tonnes	65,696 tonnes
Grade	2.9 g/t	0.9 g/t
Recovery	95.3 %	86.3 %
Gold Production	7,915 ozs	1,724 ozs

All underground ore mined from Empress (33,606 tonnes at 4.68 g/t Au) was derived from development. Unit costs were impacted by the development costs at Empress, and will reduce significantly when stoping commences in the June quarter.

Open cut ore mined from Lindsay's was 129,012 tonnes at 1.55 g/t Au. The overall design grade is 1.9 g/t Au, but a low grade section mined in March reduced the grade for the quarter.

Mill throughput was affected by reduced crushing capacity in February and March, when both the secondary and tertiary crushers required attention.

178,213 tonnes of customer material were toll treated. A cycle of one month owner to two months customer ore treatment was maintained.

Revenue & Costs

Herald delivered all of its share of gold production into forward sale contracts at an average gold price of $602 per oz. In addition Herald received revenues from toll milling of customer ore, and payment from its joint venture partners for production from Lindsays on a per/oz basis.

Herald's production costs for the quarter were as follows:

GOLD

	March 2003 Quarter $A/oz	December 2002 Quarter $A\oz
Total Cash Cost	$697	n/a
Total Production Cost	$801	n/a

RESOURCE DEFINITION

43 diamond drill holes for 1,604 metres were completed to assist with development layout and stope design at the Empress North underground mine. Better results include:

Hole No:	Interval m	Grade g Au/t	Mine Grid Northing	RL m	Lode
ED037	8.5	6.8	9310	212	Granodiorite
	1.1	14.0	9313	211	West
ED038	0.5	30.0	9326	236	East
	1.0	4.4	9325	242	Granodiorite
ED039	5.0	8.5	9315	246	Granodiorite
	0.8	18.0	9318	251	East
ED040	6.8	6.3	9316	241	Granodiorite
	0.7	192.0	9320	236	East
ED041	7.0	15.9	9306	247	Granodiorite
ED041A	10.2	22.7	9307	248	Granodiorite
	0.7	73.6	9309	253	East
ED042	16.6	22.2	9307	240	Granodiorite
	0.2	10.4	9309	236	East Hw
ED043	11.9	18.8	9300	249	Granodiorite
	7.2	24.3	9302	257	East
ED057	9.5	6.6	9305	229	Granodiorite
ED060	3.0	2.9	9280	231	Granodiorite
ED061	6.0	4.3	9282	215	Granodiorite
ED062	3.0	3.0	9272	219	Granodiorite

EXPLORATION – REGIONAL

High Grade Vein & Stockwork Targets

A drill programme targeting high-grade vein and stockwork positions at Perseverance, Flagstaff and Big Blow commenced in March. Three holes were completed at Perserverance (historic production: 17,700t @ 16.8 g/t Au) which is located 500m along strike north of the Empress underground mine. The program will include a test of the possible down plunge extension of Big Blow.

N.B. The above information is based on reports provided by MPI Mines Ltd who are managing the Coolgardie Gold Project.

 *GOLD*

SANDSTONE GOLD PROJECT EXPLORATION
(Herald 40%, diluting)


WESTERN
AUSTRALIA
SANDSTONE

Troy Resources NL are fully funding the current exploration programme with Herald is diluting its interest in the Sandstone JV.

Significant drill results are presented in Appendix 2.

Indomitable North and Tigermoth West

RAB and air core drilling programmes (42 holes for 3,122m) were completed in these areas which are part of the Cessna-Indomitable structural corridor. The programmes targeted coincident geochemical, gravity and/or aeromagnetic anomalies. Numerous holes intersected highly anomalous gold mineralisation with the best intersections being associated with quartz stockworks in weakly carbonated ultramafics in the Indomitable North area:

TAR324	5m @ 1.75g/t Au from 30-35m
TAR326	8m @ 1.75g/t Au from 32-40m
TAR341	14m @ 2.75g/t Au from 41-55m

Weaker mineralisation was associated with quartz veining in mafic saprolites at Tigermoth West:

TVR1339 15m @ 0.99g/t Au from 10-25m.

Hancocks East

A broad spaced RAB programme (57 holes for 2,363m) was commenced over a strong geochemical saprolite/bedrock anomaly that is coincident with a NW trending aeromagnetic anomaly. The best result to date is 5m @ 0.71g/t Au from 0-5m in TVR1408 in transported cover overlying an altered BIF.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.



GOLD


WESTERN
AUSTRALIA
MONTAGUE
CRATER
KINTORE

MONTAGUE GOLD PROJECT
(Herald 15%, free carried)

During the quarter drilling tested the Airport and Whistler prospects – 15 holes for a total of 1,205m of RC drilling were completed. Significant drill results are presented in Appendix 3.

Airport (M 57/98, M57/99)

Airport is an extensive 4km long anomalous gold trend of which 2km are contained within the JV tenements. The trend contains numerous zones of high grade quartz veins in mafics and granodiorite. Recent drilling (9 holes for 605m) tested the Pannikin, Willy Willy, Bullseye and Rosie North prospects. All results are within 60m of the surface as no deeper drilling has yet been undertaken. Best results are:

GRC081	4m @ 3.65g/t Au (38-42m)
GRC082	4m @ 1.63g/t Au (38-42m)
GRC085	1m @ 28.13g/t Au (69-70m, hole ended in mineralisation)
GRC087	1m @ 8.38g/t Au (31-32m)

Whistler (M57/217)

Gateway Mining have commenced a preliminary feasibility study on underground development of the Whistler deposit where a combined indicated + inferred resource of 157,000 tonnes at 4.9g/t Au (25,000 oz gold) has been previously estimated by Herald beneath the open pit.

Recent drilling (6 holes for 599m) tested secondary targets at the northern end of the pit and in structures in the eastern hangingwall. The best intersection was:

GRC090	1m @ 6.68g/t Au (76-77m).

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV

KINTORE
(Coolgardie Mineral Field, WA)

Herald 100% and Option

On 7 February 2003 Herald announced that it had reached a 3 year option to purchase agreement with prospector Mr. K M Pavlinovich on a group of gold exploration and mining tenements at Kintore, north of Coolgardie. The 276ha area, comprising M16/16, M16/215, M16/444 and P16/1866, adjoins Herald's 100% owned ground containing 449ha.

The Kintore area as a whole has produced about 40,000 oz of gold, much of it from the alluvial "cement leads". Previous drilling on M16/444 which contains the historic high grade Sugarloaf mine yielded the following better intersections:



KP11	8m @ 3.44g/t Au	from 16m
KP19	3m @ 9.70g/t Au	from 26m
KP55	8m @ 3.96g/t Au	from 28m
KTR062	4m @ 6.58g/t Au	from 37m
KTR063	5m @ 8.57g/t Au	from 29m
KTR064	3m @ 12.1g/t Au	from 99m
KTR067	2m @ 48.2g/t Au	from 88m

The Sugarloaf mineralisation consists of south dipping sheeted vein sets within the Kintore Tonalite close to the tonalite/greenstone contact much of which is within Herald's 100% owned tenements. A programme of data compilation and review will lead to a mapping and drilling programme to further explore these tenements.

CRATER GOLD PROJECT
(Herald 20%, free carried)

No field work was conducted during the quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.



GOLD


NEW SOUTH WALES
GULGONG
SPRINGFIELD
MT DAVID
SYDNEY
CANBERRA

MOUNT DAVID GOLD/COPPER PROJECT
(Herald 100%)

The 251 km^2 Mount David Project consists of two exploration licences in the Oberon – Rockley – Mount David area of NSW.

No work was carried out during the quarter.

SPRINGFIELD GOLD PROJECT
(Herald 100%)

The Springfield Project is contained within an EL of 139 km^2 located between Gulgong and Mudgee. The Project contains a previously estimated uneconomic inferred resource of 1.4Mt at 1.4g/t Au (63,000 oz Au contained) at the Springfield prospect.

No work was carried out during the quarter.

GULGONG GOLD/COPPER PROJECT
(Herald was earning 75%)

Herald withdrew from this JV with Lach Drummond Resources Pty Ltd.

It was considered that the prime targets within the licence area had been given reasonable tests by deep RC drilling which yielded negative results.

GOLD

MELUAK GOLD PROJECT
(Herald Benefical Interest 100%)


MEDAN
MELUAK
KALIMANTAN
IRIAN JAYA
INDONESIA
JAVA
TIMOR

The Herald group, was granted a SIPP permit (Prospecting Permit) in January 2003, to explore an area of 10,620ha in the Meluak district of the Regency of Gayo Lues. Meluak is 125km north of Herald's Dairi zinc/lead project. The district centres on an agricultural area farmed by ethnic Gayo and Alas people and has no known previous mining.

Attraction to the area was drawn by the apparently close analogy with **Newmont Mining's Martabe gold deposits**, ~250km to the SW and with purported multi-million ounce gold resources. This is in turn said to resemble the Newmont operated **Yanacocha** deposits in Peru which had reported 35M oz reserves in 2002.

Herald commenced preliminary exploration in late January with gridding, soil sampling and mapping at the Siongal Ongal centre where extensive areas of locally derived sulphidic/gossanous vuggy silica altered volcanic float were previously observed. In addition regional reconnaissance has been carried out, starting in creek catchments shedding significant mineralised float.

At this stage significant areas of siliceous alteration with varying gold values have been discovered over **18km of NW – SE trend of the Sumatran Fault System.** The deposits occur in a corridor, apparently aligned along two previously mapped fault strands – the Blangkejeran-Toru and the Kla-alas extending along the valley floor of Lawe Alas river (See attached figure). NE-SW cross-faulting may control some of the deposits, eg in the Siongal Ongal / Merpunge district. While most alteration is in the Quaternary **Kembar volcanics** some has also been found in the Permo-Carboniferous **Alas Formation limestones** which adds another target to the search.

At Siongal Ongal, soil sampling has partly delineated the main western deposit over **in excess of 1sq km**, more or less in keeping with observed pyritic, vuggy silica mineralised float (see attached figure). About 500m east is the Telengat deposit – a narrower trend about 800m long trending NNE. A further 500m east is the stronger Merpunge, also apparently NNE trending and with soil values to 1000ppb Au. **The mineralised float, thus far observed, extends beyond the presently gridded 1100m x 300m anomaly**. Younger, unmineralised volcanics appear to separate this from Telengat and thus the altered horizon may continue under cover. No outcrop has been observed to date here and so the thickness and geometry is uncertain although the significant vertical range of the occurrences and observations at other occurrences nearby at Meluak suggest that thicknesses could exceed tens of metres or even approach the +/- 100m type thicknesses as at Martabe and Yanacocha.



GOLD

To the west of the grid an ~8m silicified zone in Alas limestone assayed 2.3g/t Au, 15g/t Ag, 811ppm Cu. This zone appears to trend 320°, ie parallel to the Kla-Alas Fault.

The Koro A prospect is a February discovery made by following float boulders up the valley of Lawe Air Panas. Pervasive argillic alteration was noted in creek outcrop and thick (pyritic?) gossan noted on a spur above although this is barren of gold. Extensive float boulders higher up the spur carry values to 1.8g/t Au and there is the possibility of extension to the NW towards the Meluak deposits. This prospect is some 600-800m vertically higher than Siongal Ongal and hence possibly fault dislocated.

Gumpang prospect was only discovered in March by observation of large siliceous boulders from the main road. Only weakly anomalous gold results have been obtained from the six samples collected to date.

There is no question that the Meluak gold district represents a major new field with potentially significant economic ramifications.

The Directors are looking at various alternative methods of funding this project.



GOLD

340000mE 350000mE

430000mN 420000mN 410000mN

Ramung
GUMPANG
Gumpang
ALAS FAULT
Meluak
MELUAK
KORO A
TELENGAT
SIONGAL ONGAL
Siongal Ongal
MERPUNGE
Merpunge
Sn
KEMBAR VOLCANIC CENTRE
BR. WAIHLUP 2245
BR. KEMBAR 2136
BR. MELUAK 1841
1635
1119
LOKOP - KUTACANE FAULT
Cu, Pb, Zn
AIR KELABU

MELUAK
Medan
Herald Dairi Project
SUMATRA
LOCATION MAP

Era	Formation	Description
QUATERNARY		Recent terrace-floodplain alluvials
	KEMBAR VOLCANIC COMPLEX	Intermediate volcanics, pyroclastics
	KUTACANE FM	Sands, gravels
TERTIARY	RAMPONG FM	Mixed sediments
	TAMPUR FM	Limestones
MESOZOIC	MARPUNGE GRANITE	Granitoids
	MESOZOIC GRANITOIDS	Undifferentiated-granitoids
PALEOZOIC	ALAS FM	Dominantly carbonates
	KLUET FM	Dominantly argillites

Village
Bitumen Road
JAG Mining SIPP boundary
Fault
Vuggy Silica Gold Prospect-Recent Discovery
Other Mineral occurrence

0 5 Km
1 : 125,000

Geology after GRDC Medan 1:250,000 Gelogy Sheet 1982

JAG MINING CORP (L) LTD
HERALD RESOURCES LTD

MELUAK PROJECT
KABUPATEN GAYO LUES
DISTRICT GEOLOGY

Compiled T.W.M. R.P Date MARCH 2003
Drawn B.K. E.R.S Figure

GOLD



416000N
415500N
415000N
344500E
345000E
345500E
346000E
346500E
SIONGAL ONGAL
TELENGAT
MERPUNGE
N
0m
500m
1000m
JAG MINING CORPORATION (L) LTD
HERALD RESOURCES LTD
MELUAK PROJECT
KABUPATEN GAYO LUES
SIONGAL ONGAL PROSPECT
SOIL GEOCHEMISTRY - GOLD PPB
Author: TWM
Operator: BLK
Projection: UTM Zone 47 / WGS84
Date: March 2003



BASE METALS

DAIRI ZINC/LEAD PROJECT

Herald	**80%**
PT Aneka Tambang ("Antam")	**20%**


MEDAN
DAIRI
KALIMANTAN
IRIAN JAYA
INDONESIA
JAVA
TIMOR

Pre-feasibility Study

These activities continued throughout the quarter and are expected to be completed in mid May. The aim of the overall study is to demonstrate the viability of developing an underground mine and flotation concentrator based on the **Anjing Hitam** massive sulphide deposit in the Sopokomil Project Area.

Final reports are to hand from Golder Associates on Mine Geotechnical, Site Geotechnical and Transportation Studies and from Western Metals Ltd on Metallurgical Testwork. The latter suggests a primary grind of 36 micron and regrind of rougher flotation concentrates followed by conventional cleaner flotation to produce relatively high grade zinc and lead concentrates for shipment.

Mining studies are being undertaken by Snowden Mining Industry Consultants in conjunction with Frank Sibbel & Associates. A cut and fill method using cemented paste tailings backfill is being planned with an extraction rate of 1Mt/year. Plant design and costing is being carried out by Ausenco Ltd with preliminary total direct capital costs for a 1Mt/year concentrator plus site power plant, tailings and roadworks estimated at A$ 58.1M. Ausenco are also designing the paste tailings plant.

Resource Estimation

Following completion of the most recent drilling in December, 2002, re-assessment of mineral resources was carried out. In addition, the denser drilling in sections has resulted in elevation in classification to Measured for part of the Main Mineral Horizon (MMH) on which mining studies are being concentrated. The Measured and Indicated Resources total **7.1Mt @ 16.6% Zn, 10.2% Pb, 13g/t Ag with a zinc equivalent grade of 22.4%** using a 5% zinc equivalent cutoff.

An initial resource assessment for the **Lae Jehe** sector, 1.5km NW of Anjing Hitam, has pointed to an inferred resource of **8.2Mt @ 7.7% Zn, 4.1% Pb, 5g/t Ag** from broadly spaced drilling. Modelling of DHEM and surface geophysics points to stronger anomalism at depth and provided viability can be demonstrated for the Anjing Hitam mine, **this is likely to provide a future source of mill feed,** if viable.

A tabulation of resources is presented on the following page:


GOLD

Table 1: +5.0% Zinc Equivalent Mineral Resources

Locality	Category	Zone	Tonnes (millions)	% Zn	% Pb	g/t Ag	%Zn_E
Anjing Hitam	Measured	MMH	1.80	15.8	9.5	12	21.1
	Indicated	MMH	5.25	16.9	10.5	13	22.8
	Indicated	LMH	0.05	15.0	9.4	11	20.2
	Meas+Ind		**7.1**	**16.6**	**10.2**	**13**	**22.4**
	Inferred	MMH	0.07	5.1	3.2	13	7.0
	Inferred	UMH	0.52	10.8	6.4	12	14.4
	Inferred	EMH	0.31	9.1	4.9	5	11.8
	Total Inf		**0.9**	**9.8**	**5.6**	**10**	**12.9**
	TOTAL		**8.0**	**15.8**	**9.7**	**12**	**21.3**
Base Camp	**Inferred**		**0.8**	**7.2**	**4.3**	**5**	**9.6**
Lae Jehe	**Inferred**		**8.2**	**7.7**	**4.1**	**6**	**9.9**
GRAND TOTAL			**17.0**	**11.5**	**6.7**	**9**	**15.2**



BASE METALS

BELITUNG TIN PROJECT


BELITUNG
SUMATRA

Project interests:

Herald Resources Limited	beneficial interest 100%
PT Timah	NSR tin royalty 5%
	NSR other products royalty 3%

Herald has a cooperation agreement over a 2 x KP tenements of 40,000ha to explore and develop hard-rock tin deposits in the NE part of Belitung, a world-renowned former tin producer.

No field-work was carried out during the quarter and Herald is seeking another investor to fund the next phase of work.

 *CORPORATE*

WORKING CAPITAL

At 31 March 2003, the Herald Group held working capital of $5.0M.

GOLD PRICE PROTECTION/INCOME GENERATION

During the quarter, the Herald Group:

- Generated cash from the sale of gold call options. The options were sold in February priced off a spot of $650 (US$385) and realised premium of $3.5M.
- Restructured existing gold forward sale contracts to a price of $601/oz and a final maturity of February 2005 (formerly $606 and July 2006 respectively)

At the end of the quarter, positions held were as follows:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Fixed forwards	55,092		$601	May 03 – Feb 05
Call options sold		25,000	$600	Mar 05 – Mar 06
		10,000	$650	June 06
Totals	55,092	35,000		

HALF YEAR PROFIT

The Herald Group reported a half year profit after tax to 31 December 2002 of $208,873.

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.


GOLD

APPENDIX 1
COOLGARDIE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Perseverance
RC/Diamond Drilling
Significant Intersections
(>1.0 g/t Au)

Hole No.	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1751R	10000.00	5360.00	-60/273	90.00	No significant results				
TNG1752R	9960.00	5382.00	-60/270	152.00	75.00	80.00	5.00	1.06 *	diorite
					114.00	118.00	4.00	1.55 *	
					121.00	126.00	5.00	3.44	P2 vein
					136.00	138.00	2.00	4.48	P2 vein
TNG1753RD	9820.00	5315.00	-60\270	249.30	No results available				

* = composite sample

Data as supplied by MPI Mines Ltd


GOLD

APPENDIX 2
SANDSTONE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Sandstone JV
Significant Aircore/RAB Intersections
(>0.20 g/t Au)
5m composite samples

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TAC115	732415	6891314	-60/090	80	60	75	15 *	0.31
TAR333	733429	6891303	-60/090	60	50	60	10 *	0.71
Indomitable North								
TAC131	733277	6892810	-60/090	98	0	10	10	0.29
TAC136	733230	6892800	-60/090	62	5	10	5	0.68
					20	40	20	0.28
					50	55	5	0.31
TAR322	732394	6892002	-60/090	104	15	20	5	0.22
TAR324	733153	6892800	-60/090	80	30	55	25	0.65
				Incl.	30	35	5	1.75
					60	70	10 *	0.57
					75	80	5 *	0.59
TAR325	733201	6892800	-60/090	63	5	10	5	0.89
TAR326	733251	6892805	-60/090	89	32	40	8 ^ *	1.75
					40	50	10 *	0.43
					70	89	19 *	0.52
TAR327	733101	6892797	-60/090	78	5	10	5	0.25
TAR329	733252	6892500	-60/090	84	5	10	5	0.62
					15	20	5	0.41
TAR330	733202	6892498	-60/090	95	5	15	10	0.51
TAR331	733151	6892501	-60/090	70	5	15	10	0.64
					50	70	20 *	0.78
TAR332	733102	6892500	-60/090	79	70	79	9 *	0.29
TAR341	733173	6892857	-60/180	56	5	10	5	0.25
					41	55	14 ^ *	2.75
				Incl.	48	52	4	5.26
				Incl.	53	55	2	3.90
TAR342	733179	6892824	-60/180	89	5	10	5	0.35
					40	45	5 *	0.50
					60	70	10	0.51



GOLD

Sandstone JV Significant Aircore/RAB Intersections (>0.20 g/t Au) 5m composite samples								
Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
Tigermoth West								
TAC127	732134	6890361	-60/090	85	10	25	15	0.45
TVR1339	732128	6890363	-90/00	70	10	25	15	0.99
					60	70	10 *	0.31
Hancock East								
TVR1408	731253	6897000	-90/00	5	0	5	5	0.71

* Wet Interval
^ 1m resplits

Data as supplied by Troy Resources NL


GOLD

APPENDIX 3
MONTAGUE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV
RC Drilling - Significant Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
Airport							
GRC081	6964075	751700	-60/090	27	28	1	1.31
				38	42	4	3.65
			includes	38	39	1	11.13
GRC082	6964075	751690	-60/090	38	42	4	1.63
				45	50	5	1.13+
GRC085	6964849	751230	-60/090	15	35	20	0.26
				69	70	1	28.13*
GRC087	6966500	751045	-60/090	31	32	1	8.38
GRC094	6964854	751300	-60/270	70	75	5	1.02+
Whistler							
GRC089	6968081	751317	-60/180	30	35	5	0.73+
GRC090	6968107	751437	-60/180	76	77	1	6.68
				123	124	1	2.90
GRC093	6968157	751550	-60/270	45	46	1	1.46

* denotes hole ended in mineralisation
+ 5 metre composite

Data as supplied by Gateway Mining NL


GOLD

APPENDIX 4
CHANGES IN INTERESTS IN MINING TENEMENTS

Project Name	Tenement Reference	Nature of Interest	Interest or right to earn at beginning of quarter	Interest or right to earn at end of quarter
Gulgong	EL 5856	Joint Venture Equity	Right to earn 75%	0%
Kintore	P16/1866, M16,16, M16,215, M16/444	Option to purchase Equity	0%	Right to 100% acquire